Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "UNDESERT CORPORATION

INVESTMENTS SPV LLC", FILED IN THIS OFFICE ON THE SECOND DAY OF

DECEMBER, A.D. 2021, AT 10:45 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6436037 8100

SR# 20213954498

Authentication: 204858409

Date: 12-03-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:45 AM 12/02/2021
FILED 10:45 AM 12/02/2021
SR 20213954498 - File Number 6436037

CERTIFICATE OF FORMATION
OF
UNDESERT CORPORATION INVESTMENTS SPV LLC

This Certificate of Formation of Undesert Corporation Investments SPV LLC (the "Company") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, 6 *Del. C.* § 18-101 *et seq.* (the "Act").

FIRST. The name of the limited liability company formed hereby is Undesert Corporation Investments SPV LLC.

SECOND. The address of the registered in the State of Delaware is 108 Lakeland Avenue, Dover, DE 19901, County of Kent. The name of the Registered Agent at such address is Capitol Services, Inc.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation in accordance with Section 18-204 of the Act.

/s/ Sharon Mason
Sharon Mason
Authorized Person